

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 18, 2013

Via E-mail
Kevin Reddy
Chairman and Chief Executive Officer
Noodles & Company
520 Zang Street, Suite D
Broomfield, CO 80021

>   **Re: Noodles & Company**
>   **Amendment No. 2 to Registration Statement on Form S-1**
>   **Filed June 17, 2013**
>   **File No. 333-188783**

Dear Mr. Reddy:

We have reviewed your responses to the comments in our letter dated June 12, 2013 and have the following additional comments. Please note the page references refer to the marked version of your filing provided by counsel.

Dividend Policy, page 33

1. We note your disclosure on page 33 indicating that you are currently contemplating paying a special dividend on the one share of Class C Common stock in connection with the offering. Please tell us and revise page 33 to disclose the amount of the dividend. Also, please revise your pro forma balance sheet presented alongside your historical balance sheet to reflect the payment of this dividend as if it occurred at the most recent balance sheet date presented in your financial statements. Refer to the guidance outlined in SAB Topic 1.B.3.

Capitalization, page 34

2. As the reverse stock split is occurring prior to the completion of your planned public offering, please revise your capitalization disclosures to reflect the reverse stock split in your actual capitalization amounts as of April 2, 2013 rather than only in your "as adjusted" amounts as you have indicated in the first bullet point on page 34.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 40

Off-Balance Sheet Arrangements, page 58

3. Please disclose the amount of compensation expense you expect to recognize in connection with the issuance of stock options to your CEO and CFO disclosed on page 84.

Stock-Based Compensation Expense, page 59

Determination of the Fair Value of Common Stock

4. We note the disclosures that have been added to page 63 of MD&A in response to our prior comment number 7. Please revise the discussion on page 63 to explain why the discount rate used in valuing your stock-based compensation grants decreased in each successive valuation that was prepared by the company and explain how these discount rates were determined.

Principal Stockholders, page 90

5. We note that the amounts of shares beneficially owned prior to the offering for the first seven executive officers and directors in the table on page 91 have increased, even after the reverse stock split. Please explain the nature of the increase in the amount of shares beneficially owned by such executives and directors. Your response and revised disclosure should clarify whether any stock-based compensation was issued to such executives and directors, the fair value of any stock issued, the amount of compensation expense recognized and how you accounted for the issuance of such stock-based compensation in your financial statements, as applicable.

Certain Relationships and Related Transactions, page 92

6. We note that you have filed the 2013 Stockholders Agreement as an exhibit to your registration statement. Please disclose the material transfer restrictions under the 2013 Stockholders Agreement.

Financial Statements, page F-1

Report of the Independent Registered Public Accounting Firm, page F-2

Exhibit 23.1 Consent of Independent Registered Public Accounting Firm

7. Please remove the restrictive legend that follows the report and the consent of the independent registered public accounting firm prior to the planned effectiveness of the

Form S-1 registration statement. Also, please indicate the date for the disclosures included in Note 17 to the audited financial statements. The consent of the independent registered accountant should also be revised to indicate the effective date of the stock split.

Consolidated Balance Sheet, page F-3

8. Please eliminate the pro forma balance sheet presented as of January 1, 2013. This pro forma balance sheet presentation should be included only as of the latest interim balance sheet date presented in your financial statements.

Consolidated Balance Sheets, page F-32

9. We note from the disclosure included on pages 58 and 92 that you plan to pay $400,000 to each of Catterton and Argentia in connection with the offering. Please note that since Catterton and Argentia are your principal shareholders, these payments appear to be analogous to distributions to owners and should be reflected in the pro forma balance sheet that is presented alongside your historical balance sheet as of the latest interim period presented in your financial statements. Refer to the guidance outlined in SAB Topic 1.B.3.

Consolidated Statements of Equity, page F-6

10. We note footnotes (2) and (3); however, we cannot find references to such footnotes in the consolidated statements of equity. Please revise to reference these footnotes to the appropriate line items on page F-6.

11. In a related matter, please revise the 10,905,789 shares of Class B common stock disclosed in footnote 2 to give effect to the reverse stock split.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Heather Clark at (202) 551-3624 or Linda Cvrkel at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact Tonya K. Aldave at (202) 551-3601 or me at (202) 551-3642 with any other questions.

Sincerely,

/s/ Loan Lauren P. Nguyen

Loan Lauren P. Nguyen
Special Counsel

cc: Via E-mail
Andrew Fabens, Esq.
Gibson, Dunn & Crutcher LLP